                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                            (Amendment No. 10)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-1-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             November 16, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON PLC
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN, LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America", formerly known as HM Investments, Ltd.), HM Anglo-American, Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 9 thereto. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4  Purpose of Transaction.
             ----------------------
               On November 16, 1994, the Merger Agreement was amended to extend its termination date and eliminate its "break up" fee. Concurrently, the Shareholder Agreement was terminated pursuant to a Termination Agreement, dated November 16, 1994, by and among HM Holdings, Parent and Purchaser (the "Termination Agreement"). GSB Holdings, Inc., another shareholder of the Company, entered into a substantially identical termination agreement with Parent and Purchaser on the same date, which terminated its substantially identical shareholder agreement with Parent and Purchaser.

               A copy of the Termination Agreement has been filed as
     Exhibit 4 to this Amendment No. 10 and is incorporated herein by reference.

     Item 6  Contracts, Arrangements, Understandings or Relationships
             --------------------------------------------------------
      with Respect to Securities of the Issuer.
      ----------------------------------------
               The description of the termination of the Shareholder Agreement contained in Item 4 is incorporated in this Item 6 by reference.

     Item 7  Material to be Filed as Exhibits.
             --------------------------------
               The following is filed herewith as an Exhibit to this Statement on Schedule 13D:

               4. Termination Agreement, dated November 16, 1994 by and among GRR, Inc., GRR Acquisition Corp. and GSB Holdings, Inc.

                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 16, 1994



                         HANSON PLC
                         HANSON HOLDINGS (1) LIMITED
                         HANSON OVERSEAS HOLDINGS LIMITED
                         HANSON HOLDINGS NETHERLANDS B.V.



                         By:  /s/ George H. Hempstead, III
                              ----------------------------------------
                              George H. Hempstead, III
                              Attorney-in-Fact



                         HM ANGLO-AMERICAN, LTD.
                         HANSON AMERICA INC.
                         HM HOLDINGS, INC.



                         By:  /s/ George H. Hempstead, III
                              ---------------------------------------------
                              George H. Hempstead, III
                              Vice President


































     NYFS02...:\13\51513\0116\1323\SCHN104D.49A

                                  EXHIBIT INDEX




Exhibit No.            Description
- -----------            -----------

    4 Termination Agreement, dated November 16, 1994 by and among GRR, Inc., GRR Acquisition Corp. and GSB Holdings, Inc.